FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	February	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry 10 OS 10.3.1 Arrives for Existing BlackBerry 10 Smartphone Users	3.

Document 1

NEWS RELEASE

February 19, 2015

BlackBerry 10 OS 10.3.1 Arrives for Existing BlackBerry 10 Smartphone Users

Discover a refreshed visual look and feel along with powerful new features, including BlackBerry Blend, BlackBerry Assistant, and access to hundreds of thousands of apps

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced that BlackBerry® 10 OS version 10.3.1 will begin rolling out globally today for in-market BlackBerry 10 devices, including the BlackBerry® Passport, Z30, Z3, Z10, Q10, and Q5, as well as the Porsche Design P’9983 and P’9982 smartphones from BlackBerry®.

Once downloaded, users will gain access to incredible new enhancements, including BlackBerry® Blend, BlackBerry® Assistant, battery boosting technology, plus improvements to the BlackBerry® Hub, calendar, camera, multimedia and more. This latest version also introduces dual app stores, offering access to hundreds of thousands of apps through the BlackBerry® World® storefront and the Amazon Appstore.

BlackBerry 10 OS 10.3.1 offers a fresh look that incorporates updated icons and an instant action bar so that each user’s most commonly accessed functions are in the center of their screen. With this operating system update, users gain access to powerful features, including:

•
BlackBerry Blend - BlackBerry Blend brings messaging and content that is on your BlackBerry smartphone to your computer and tablet. Get instant message notifications, read and respond to your work and personal email, BBM™ and text messages, and access your documents, calendar, contacts and media in real time on whatever device you are on, powered by your BlackBerry. BlackBerry Blend works across multiple operating systems including Mac, Windows®, iOS and Android™.*

•	Dual app storefronts, offering hundreds of thousands of apps:

•	BlackBerry World - BlackBerry World showcases essential business and productivity apps for professionals looking to drive efficient communications and collaboration.

•	Amazon Appstore - The Amazon Appstore is the place to download popular Android apps and games including favorites like Candy Crush Saga, Pinterest, Kindle and Cut the Rope 2.

•
BlackBerry Assistant - The BlackBerry Assistant is BlackBerry’s first digital assistant and can be used with voice and text commands to help users manage work and personal email, contacts, calendar and other native BlackBerry 10 applications. It’s the only smartphone assistant on the market today that can access both personal and work content in your work perimeter. BlackBerry Assistant intelligently determines how to respond to you based on how you interact with it - if you type, it responds silently, if you speak, it speaks back and if you activate over Bluetooth, it speaks back with additional context because it assumes you might not have access to the screen.

•
BlackBerry Hub with Instant Actions - The one place to manage all your conversations - email, texts, BBM, phone calls, social media and more - just got better. The new instant actions feature allows you to quickly organize and action your inbox without having to go into each individual message or calendar invite. Toggle the read status and file, flag or delete an email message with a single tap. When you’re composing an email, you can now transfer the conversation to a voice call, SMS or meeting invite.

•
Time Saving Keyboard Shortcuts - Keyboard shortcuts are back for BlackBerry 10 smartphones with a physical QWERTY keyboard including the BlackBerry Q5, Q10, Passport and the Porsche Design P’9983 smartphone from BlackBerry. As you once could on your beloved BlackBerry® Bold and as you can on the recently launched BlackBerry® Classic, you can now make use of nearly every letter in the physical keyboard and give it an action like Speed Dial for a contact, or use them to launch your most-used apps. For example, from the Hub press “T” to get to the top of your inbox or “B” to get to the bottom to make short work of getting through your messages.

•
More Battery Power - You can now boost your battery life by up to 15 percent by customizing your Power Saving Profile. Quickly select the applications and functions you would like to restrict or remain active to conserve power.

•
New Camera Functions - The upgraded camera software automatically recommends modes and settings, including HDR when sharp contrast is detected and an enhanced Time Shift mode when faces are detected. Now you have the option to store your Time Shift captures and edit them into the perfect photo whenever you want. Get the whole picture by capturing a panorama. Our new camera also brings your most common modes and actions to the forefront - you’ll never need to switch between your camera and video recorder again. You can even record video and take pictures at the same time.

•
More Ways to Edit, Create, Sort and Listen to Media - Enjoy your media the way it was meant to sound, with 17 preset equalizer options for both music and video. With 10.3.1, you now have the ability to “Favorite” songs, photos or videos so they are always at your fingertips. With the new slow motion video edit feature and built in Story Maker, it’s never been easier to master your media and share it with the world.

•
A Calendar that Works for You - The new Meeting Mode option will automatically set your phone to quiet mode for the duration of your meeting, and then turn notifications back on when it’s over. Plus, a new weekly agenda view allows you to see your events and tasks for the selected week or month.

•
BBM® Meetings - BBM Meetings offers business users a new way to work smarter and be more productive from any Android, iPhone, BlackBerry 10 smartphone or Windows PC or Mac.** It combines a mobile-optimized user experience that allows on-the-go professionals to schedule, host and participate in meetings anywhere you have an internet connection. All at a fraction of the cost of other leading collaboration solutions.

Subject to carrier approvals, BlackBerry 10 OS version 10.3.1 will be rolling out to customers around the world, starting today in Europe, the Middle East, Africa, and Asia Pacific, and will be available for the entire line of smartphones running BlackBerry 10. BlackBerry Classic comes pre-loaded with the software. Customers will receive a notification in the BlackBerry Hub when the software is ready for download. If they have enabled automatic software downloads, they will be notified in the BlackBerry Hub that the software is downloading.

For more information about BlackBerry 10, visit www.BlackBerry.com/BlackBerry10OS.

* Requires download of BlackBerry® Blend app and pairing with a compatible device. BlackBerry Blend works across desktop operating systems, including Mac OS X 10.7 + and Windows 7+, iPad tablets running iOS 7+ and Android tablets running Android 4.4+. For more information visit www.BlackBerry.com/Blend.
** Smartphone client requirements: BlackBerry 10 OS version 10.2.1 or later, iOS version 7.0 or later, Android 4.0 (ICS)-no support for Gingerbread. Computer client requirements: Mac OSX with Mac 10.6.8 or later (Snow Leopard or greater) or Windows 8, 8.1, 7, Vista w/SP1 or greater, XP w/SP3 or greater. BBM Meetings is free for any user to join a meeting. A subscription is required to host a BBM Meeting.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	February 19, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer